FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 15, 2004

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

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____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

INDEX TO EXHIBITS

Item

1.	Statement entitled “AU Optronics’ Dispute with Sharp over Intellectual Property Rights”, dated June 10, 2004

The information contained in this report is incorporated by reference into Registration Statement No. 333-115258.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: June 15 , 2004	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

Item 1

AU Optronics’ Dispute with Sharp
over Intellectual Property Rights

Issued by: AU Optronics Corp.

Issued on: June 10, 2004

Hsinchu, Taiwan, June 10, 2004 –

     AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) has learned that Sharp Corporation of Japan has initiated legal action in Japan against the Japanese business unit of TECO Electric and Machinery Co., one of AUO’s customers, relating to its products that contain TFT-LCD panels manufactured by AUO. Sharp had in the past initiated a similar action in Japan against another of AUO’s customers.

     In September 2003, Sharp filed a suit in the United States against AUO and certain other parties alleging infringement of certain of Sharp’s patents in the United States relating to the manufacturing of TFT-LCD panels. AUO has also recently commenced a legal action against Sharp in the United States alleging unauthorized usage of an AUO patented technology in Sharp products, which may include DVDs, PDAs, DVCs and other audio-video applications.

     AUO cannot currently predict the outcome or likely outcome of these legal proceedings.

     AUO respects intellectual property rights and seeks to ensure that a prior agreement is reached before utilizing patented technologies developed by others. AUO has entered into agreements in the past with companies including Matsushita, IBM and Fujitsu relating to TFT-LCD technologies. AUO regrets Sharp’s decision to take legal action against AUO customers in connection with its dispute with AUO.

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FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5632899 ext 3211
Fax: +886-3-5637608
Email: yawenhsiao@auo.com